

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Justin Young
Principal Executive Officer
VS Trust
2000 PGA Boulevard
Suite 4440
Palm Beach Gardens, FL 33408

> **Re: VS Trust**
> **Post-Effective Amendment to Form S-1**
> **Filed September 26, 2022**
> **File No. 333-248430**

Dear Justin Young:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment filed September 26, 2022

Index to Certain Financial Information, page F-1

1. Please revise this section to include unaudited interim financial statements for the period ended June 30, 2022. Please refer to Section 1220.10 of the Division of Corporation Finance's Financial Reporting Manual.

Exhibit 23.3, page II-2

2. Please include an updated consent from your independent registered public accounting firm in your next filing.

Justin Young
VS Trust
October 4, 2022
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance